## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 205,958 |
| Deposits with clearing organization | 6,000 |
| Receivables for commissions and fees | 13,030 |
| Prepaid expenses and other receivables | 5,983 |
| Note from related party | 52,970 |
| Furniture, fixtures and equipment, net of accumulated depreciation of $122,368 | 2,448 |
| Prepaid federal income tax | 2,371 |
| TOTAL ASSETS | $ 288,760 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| LIABILITIES | |
| Accounts payable and other liabilities | $ 47,288 |
| Commissions payable | 9,096 |
| TOTAL LIABILITIES | 56,384 |
| STOCKHOLDER'S EQUITY | |
| Common stock, $1 par value, 100,000 shares authorized and 1,000 shares issued and outstanding | 1,000 |
| Additional paid-in capital | 6,107 |
| Retained earnings | 225,269 |
| TOTAL STOCKHOLDER'S EQUITY | 232,376 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ 288,760 |

The accompanying notes are an integral part of the financial statements.